UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934 (Amendment No. __)*

GJ Culture Group US, Inc.
(Name of Issuer)

Common Stock, $0.0001 par value
(Title of Class of Securities)

36253J205
(CUSIP Number)

Guidong Wang 4125 Blackhawk Plaza Circle, Suite 168 Danville, CA 94506
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

09/02/2022
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D and is filing this schedule because of 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See 240.13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No.	36253J205

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Guidong Wang
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) PF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION People’s Republic of China

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 33,883,504
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 33,883,504
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 33,883,504
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☒
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 78.87%(1)
14	TYPE OF REPORTING PERSON (See Instructions) IN

(1)	Based on a total of 42,959,574 shares of Common Stock, par value $0.0001 per share, issued and outstanding as of August 30, 2022.

Item 1.	Security and Issuer

This statement relates to the shares of common stock, par value $0.0001 (the “Common Stock”) of GJ Culture Group US, Inc. (the “Issuer”), having its principal executive offices at 4125 Blackhawk Plaza Circle, Suite 166, Danville, CA 94506.

Item 2.	Identity and Background

(a)	This Schedule is being filed by Guidong Wang (the “Reporting Person”)

(b)	The Reporting Person’s address is 4125 Blackhawk Plaza Circle, Suite 168, Danville, CA 94506.

(c)	The Reporting Person’s present occupation is entrepreneur.

(d)	During the last five years, the Reporting Person has not been convicted in any criminal proceedings

(e)	During the last five years, the Reporting Person has not been a party to any civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of or prohibiting or mandating activities subject to federal or state securities laws or finding any violation with respect to such laws.

(f)	The Reporting Person is a citizen of People’s Republic of China.

Item 3.	Source and Amount of Funds or Other Considerations

Pursuant to a purchase agreement, dated as of August 19, 2022, among the Reporting Person and four stockholders of the Issuer (the “Selling Stockholders”), Reporting Person purchased from the Selling Stockholders 33,883,504 shares of the Issuer’s Common Stock, at $0.003 per share, for an aggregate purchase price of $101,650.51. The transaction closed on August 30, 2022. The source of the funds, in the aggregate sum of $101,650.51 used by the Reporting Person was personal funds.

Item 4.	Purpose of Transaction

The Reporting Person intends to review on a continuing basis the investment in the Issuer. Based on such review, the Reporting Persons may acquire, or cause to be disposed of, securities of the Issuer at any time or formulate other purposes, plans or proposals regarding the Issuer or any of its securities, to the extent deemed advisable in light of general investment and trading policies of the Reporting Person, the Issuer’s business, financial condition and operating results, general market and industry conditions or other factors. The Reporting Person may also engage in discussions with the Issuer and Issuer’s management and board of directors, other stockholders of the Issuer and other interested parties that may relate to the governance and board composition, management, business, operations, strategic plans, and the future of the Issuer. Based on such discussions, we may suggest changes in the Issuer’s governance and board composition, management, business, operations, strategic plans, and the future of the Issuer.

Except as otherwise described in this Item 4 or in Item 6 of this Statement, Reporting Person does not have any current plans or proposals which relate to or would result in: (a) the acquisition by him of additional securities of the Issuer, or the disposition of the securities of the Issuer; (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation involving the Issuer or any of its subsidiaries; (c) a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries; (d) any material change in the present capitalization or dividend policy of the Issuer; (e) any other material change in the Issuer’s business or corporate structure; (f) changes in the Issuer’s charter or bylaws or other actions which may impede the acquisition of control of the Issuer by any person; (g) causing a class of securities of the Issuer to be delisted from a national securities exchange or cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; (h) a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Exchange Act, or (i) any action similar to those enumerated above.

Item 5.	Interest in Securities of the Issuer

(a) - (b)	The aggregate number and percentage of shares of Common Stock beneficially owned by the Reporting Person (based upon a total of 42,959,574 shares of Common Stock, par value $0.0001 per share, issued and outstanding as of August 30, 2022 is as follows:

Guidong Wang

a)		Amount beneficially owned: 33,883,504	Percentage: 78.87%
b)		Number of shares to which the Reporting Person has:
	i.	Sole power to vote or to direct the vote:	33,883,504
	ii.	Shared power to vote or to direct the vote:	0
	iii.	Sole power to dispose or to direct the disposition of:	33,883,504
	iv.	Shared power to dispose or to direct the disposition of:	0

(c)	The Reporting Persons has not effected any transactions of the Common Stock during the 60 days preceding the date of this report, except as described in Item 6 of this Schedule which information is incorporated herein by reference.

(d)	The Reporting Person has the right to receive dividends from, and the proceeds from the sale of, the shares of the Common Stock covered by this Schedule. To the best knowledge of the Reporting Person, no other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of shares of the Common Stock of the Issuer reported herein as beneficially owned by the Reporting Person.

(e)	Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Except as described in Item 4, the Reporting Persons has no contracts, arrangements, understandings or relationships (legal or otherwise) with respect to the Common Stock of the Issuer reported herein.

Item 7.	Material to Be Filed as Exhibits

Exhibit 99.1	Stock Purchase Agreement, dated as of August 19, 2022, by and among Guidong Wang and certain Selling Stockholders

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: September 2, 2022

/s/ Guidong Wang
Guidong Wang